Exhibit 3.1

Amendment

Dated February 23, 2007

To the Amended and Restated Bylaws of

Grow Biz International, Inc.

(n/k/a Winmark Corporation)

Section 6.1 of the Company’s Bylaws is hereby amended and restated in its entirety as follows:

            “6.1.     Certificates for Shares.  The shares of the corporation may be either certificates shares or uncertificated shares or a combination thereof.  A resolution approved by a majority of the directors on the Board of Directors may provide that some or all of any or all classes and series of the shares of the corporation will be uncertificated shares.  Every owner of shares of the Corporation shall be entitled to a certificate, in such form as prescribed by law and adopted by the Board of Directors, certifying the number of shares of the Corporation owned by the shareholder.  The certificates for such shares shall be numbered (separately for each class) in the order in which they shall be issued and shall be signed in the name of the Corporation by the Chief Executive Officer and by the Chief Financial Officer or by any other officers of the Corporation authorized by the Board of Directors.  Signatures of the officers upon a certificate may be facsimiles if authorized by a transfer agent or registered by a registrar other than the Corporation.  Certificates on which a facsimile signature of a former officer appears may be issued with the same effect as if he were such officer on the date of issue.”

Section 6.2 of the Company’s Bylaws is hereby amended and restated in its entirety as follows:

            “6.2.  Shareholders Records.  As used in these Bylaws, the term “shareholder” shall mean the person, firm, corporation or other entity in whose names outstanding shares of the Corporation are currently registered on the books of the Corporation.  A record shall be kept of the name of the person, firm, corporation or other entity owning the shares, the dates thereof and, in the case of cancellation, the dates of cancellation.  Every certificate surrendered to the Corporation for exchange or transfer shall be cancelled and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled, except as provided for in Section 6.4 of this Article VI.”

Section 6.3 of the Company’s Bylaws is hereby amended and restated in its entirety as follows:

            “6.3.  Transfer of Shares.  Transfer of shares on the books of the Corporation may be authorized only by the shareholder named in the certificate, his legal representative or his duly authorized attorney-in-fact, and, in the case of certificated shares, upon surrender for cancellation of the certificate or certificates for such shares.  The shareholder in whose name shares stand on the books of the Corporation shall be deemed and the owner thereof for all purposes as regard the Corporation; provided, that when any transfer of shares shall be made as collateral and not absolutely, such fact, if known to the Chief Executive Officer of the Corporation or to the transfer agent, shall be so expressed in the entry of transfer.

The Title of the Company’s Bylaws is hereby amended and restated in its entirety as follows:

“Bylaws of Winmark Corporation”